DXI ENERGY INC.

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Notice of Availability of Proxy Materials for DXI ENERGY INC. Annual General and Special Meeting

Meeting Date and Location:

When:	April 29, 2019 11:00 am (Pacific Time)	**Where:**	Suite 520-999 Canada Place, Vancouver, BC, V6C 3E1

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You are receiving this notice to advise that the proxy materials for the above noted securityholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting.

The information circular and other relevant materials are available at:

www.dxienergy.com (Under Investors > 2019 AGM)

OR

www.sedar.com

How to Obtain Paper Copies of the Proxy Materials

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Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than April 19, 2019. If you do request the current materials, please note that another Voting Instruction Form will not be sent; please retain your current one for voting purposes.

Request materials by calling Toll Free, within North America - 1-866-527-5050 or direct, from Outside of North America - 1-866-527-5050 and entering your control number as indicated on your Voting Instruction Form.

To obtain paper copies of the materials after the meeting date, please contact 1-866-527-5050

Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found.

1. **Number of Directors** - Set the Number of Directors
2. **Election of Directors** - Election of Directors
3. **Appointment of Auditors** - Appointment of Auditors
4. **Restructuring of Current Debt** - Restructuring of Current Debt
5. **Conversion of Accrued Interest** - Conversion of Accrued Interest

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Voting

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form. Your Voting Instruction Form must be received by 11:00 am, Pacific Time on April 25, 2019.

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

Annual Financial statement delivery

- Only Registered and Beneficial holders who opted to receive one